

May 18, 2011

Via Email
Michael G. Koppel
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

> **Re: Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 29, 2011**
> **Filed March 18, 2011**
> **File No. 001-15059**

Dear Mr. Koppel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

General

1.   We note the statement in footnote 3 on page 16 that same-store sales include online sales. In future filings where you introduce the term same-store sales, please revise to clarify the reasons for including your direct-to-consumer amounts in the same-store sales computation. In addition, revise future filings to clarify in Management's Discussion and Analysis to the extent online sales performance is significantly different from figures provided for total same-store sales. Please provide draft disclosure.

Notes to Consolidated Financial Statements, page 43

Note 2: Accounts Receivable, page 47

2.   We note that under certain circumstances you may make modifications to a customer's payment terms that constitute a trouble debt restructuring ("TDR"). We also note that TDRs were 2.7% and 4.3% of your total credit card receivables as of January 29, 2011 and January 30, 2010. Please expand your disclosure to disaggregate the amount of allowance specific to these receivables and include qualitative information explaining how modifications are factored in the determination of the allowance for credit losses. Please expand your policy to specifically discuss the factors considered in determining whether receivables qualify for TDRs. Please refer to ASC 310-10-50-33.

Note 14: Segment Reporting, page 58

3.   We note that you continued to aggregate your Nordstrom full-line multi-channel and Nordstrom Rack operating segments into a single reportable segment, which you refer to as "Retail", based on their similar economic characteristics. However, on page 18 we note the same-store sales trend of your Nordstrom and Rack stores which do not appear to be similar. We also note your discussion in your fourth quarter 2010 earnings call that Rack stores have a lower gross profit rate and you continue to open Rack stores at a faster pace than full line stores. Please provide an analysis of how you concluded that these two operating segments have similar economic characteristics and discuss how they meet the aggregation criteria in ASC 280-10-50-11.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director